FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	Press Release dated May 23, 2006, titled “CN announces US$700 million debt offering”

Item 1

North America’s Railroad	News FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN announces US$700 million debt offering

MONTREAL, May 23, 2006 — CN today announced the terms of a US$700 million debt offering of US$250 million 5.80 per cent Notes due 2016, and US$450 million 6.20 per cent Debentures due 2036. CN expects to close the financing on May 31, 2006.

CN plans to use the estimated net proceeds of US$692 million to reduce its accounts receivable securitization program and repay a portion of its outstanding commercial paper.

The debt offering is being made in the United States under the shelf registration statement CN filed on May 9, 2006 for up to US$1.5 billion of debt securities.

Lead managers of the debt offering are Citigroup Corporate and Investment Banking and J.P. Morgan Securities Inc. Other managers are Banc of America Securities LLC, Harris Nesbitt, Scotia Capital, BNP PARIBAS, RBC Capital Markets, and Wachovia Securities.

CN has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents CN has filed with the SEC for more complete information about CN and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by contacting J.P. Morgan Securities Inc. at 270 Park Avenue New York, NY 10017 Attn: High Grade Syndicate Desk-8th floor, 1-212-834-4533 (collect) or Citigroup Global Markets Inc. at 388 Greenwich St. New York, NY 10013, 1-877-858-5407 (toll free).

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties, including the assumption that the positive economic trends in North America and Asia will continue, and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, its Annual Information Form filed with the Canadian securities regulators, and its 2005 Annual Consolidated Financial Statements and Management’s Discussion and Analysis, for a summary of major risks.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media Mark Hallman System Director, Media Relations (905) 669-3384	Investors Robert Noorigian Vice-President, Investor Relations (514) 399-0052

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	May 23, 2006	By:	/s/ Cristina Circelli

			Name:	Cristina Circelli
			Title:	Deputy Corporate Secretary and General counsel